SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

c/o MTech Sponsor LLC

10124 Foxhurst Court,

Orlando, Florida 32836

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973W 102

1	Names of Reporting Person. MTech Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (4)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. SS FL LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 775,565 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 775,565 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 897,440(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.19% (4)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. Steven Van Dyke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 775,565 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 775,565 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 897,440(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.19% (4)
14	Type of Reporting Person IN

CUSIP No. 00973W 102

1	Names of Reporting Person. Game Boy Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 425,565 (1)(3)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 425,565(1)(3)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 547,440(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.996% (4)
14	Type of Reporting Person OO

CUSIP No. 00973W 102

1	Names of Reporting Person. Drew Effron
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 425,565 (1)(3)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 425,565 (1)(3)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 547,440(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.996% (4)
14	Type of Reporting Person IN

(1)	Represents 775,565 shares of the Issuer’s common stock, $0.0001 par value (the “Common Stock”) and 775,565 shares of Common Stock upon the distribution of all shares of Common Stock held by MTech Sponsor LLC. Mr. Van Dyke is the managing member of SS FL LLC. Mr. Drew Effron is the managing member of Game Boy Partners, LLC. Accordingly, Mr. Van Dyke and Mr. Effron may be deemed to have or share beneficial ownership of such shares. Mr. Van Dyke disclaims beneficial ownership over any securities owned by SS FL LLC and Mr. Effron disclaims beneficial ownership over any securities owned by Game Boy Partners, LLC. MTech Sponsor LLC distributed its remaining shares of Common Stock to its individual members.

(2)	Includes warrants to purchase 121,875 shares of Common Stock (the “Warrants”) owned by SS FL LLC and 121,875 Warrants owned by Game Boy Partners, LLC.
(3)	Includes the sale of 350,000 shares of Common Stock in open market transactions by Game Boy Partners, LLC.

(4)	Based on a total of 10,958,656 shares of common stock issued and outstanding as of November 13, 2019 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 14, 2019.

SCHEDULE 13D

This Amendment No.2 (the “Amendment”) amends Amendment No.1 to the statement on Schedule 13D filed on June 28, 2019 on behalf of MTech Sponsor LLC, a Florida limited liability company (the “Sponsor”), the managing members of the Sponsor, SS FL LLC and Game Boy Partners, LLC (each, a “Managing Member”), and the managing members of the Sponsor’s Managing Members, Steven Van Dyke, and Drew Effron (together with the Managing Members, the “Reporting Persons”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in Amendment No. 1 to the Schedule 13D. This Amendment amends and supplements the Schedule 13D.

Item 4.	Purpose of the Transaction

The Sponsor distributed 775,565 shares of Common Stock and 121,875 Warrants to Game Boy Partners, LLC, one of its managing members, and 775,565 shares of Common Stock and 121,875 Warrants to SS FL LLC, its other managing member. The Sponsor distributed its remaining shares of Common Stock to its individual members. As a result of the distributions, the Sponsor no longer owns any shares of Common Stock.

Following the distribution by the Sponsor of shares of Common Stock to Game Boy Partners LLC, Game Boy Partners, LLC sold an aggregate of 350,000 shares of Common Stock in open market transactions for an aggregate of $3,320,129.34 , or an average of $9.49 per share.

The shares of Common Stock distributed to the Reporting Persons were acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the shares of Common Stock acquired by the Reporting Persons are subject to certain restrictions included in the escrow agreement entered into between the Sponsor and the Issuer.

Except for the foregoing, the Sponsor and Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Sponsor and Reporting Persons (on the basis of a total of 10,958,656 shares of Common Stock issued and outstanding as of November 13, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 14, 2019) are as follows:

MTech Sponsor LLC
a)		Amount beneficially owned: 0	Percentage: 0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

SS FL LLC
a)		Amount beneficially owned: 897,440	Percentage: 8.19%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	775,565
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	775,565
	iv.	Shared power to dispose or to direct the disposition of:	0

Steven Van Dyke
a)		Amount beneficially owned: 897,440	Percentage: 8.19%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	775,565
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	775,565
	iv.	Shared power to dispose or to direct the disposition of:	0

Game Boy Partners, LLC
a)		Amount beneficially owned: 547,440	Percentage: 4.996%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	425,565
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	425,565
	iv.	Shared power to dispose or to direct the disposition of:	0

Drew Effron

Amount beneficially owned: 547,440	Percentage: 4.996%
Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote:	425,565
Shared power to vote or to direct the vote:	0
Sole power to dispose or to direct the disposition of:	425,565
Shared power to dispose or to direct the disposition of:	0

SS FL LLC and Game Boy Partners, LLC are the managing members of MTech Sponsor LLC and had voting and investment discretion with respect to the common stock held of record by MTech Sponsor LLC prior to the distribution of all its shares of Common Stock and Warrants. Mr. Van Dyke is the managing member of SS FL LLC. Mr. Drew Effron is the managing member of Game Boy Partners, LLC. Accordingly, Mr. Van Dyke and Mr. Effron may be deemed to have or share beneficial ownership of such shares. Mr. Van Dyke disclaims beneficial ownership over any securities owned by SS FL LLC and Mr. Effron disclaims beneficial ownership over any securities owned by Game Boy Partners, LLC.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2019	MTECH SPONSOR LLC By: SS FL LLC, its Managing Member

	By:	/s/ Steven Van Dyke
Name: Steven Van Dyke
Title: Managing Member of SS FL LLC

Date: December 27, 2019	SS FL LLC

	By:	/s/ Steven Van Dyke
Name: Steven Van Dyke Title: Managing Member

Date: December 27, 2019		/s/ Steven Van Dyke
Steven Van Dyke

Date: December 27, 2019	Game Boy Partners, LLC

	By:	/s/ Drew Effron
Name: Drew Effron Title: Managing Member

Date: December 27, 2019	/s/ Drew Effron
Drew Effron